Exhibit 99.1

Tiziana Life Sciences PLC

(“Tiziana” or “the Company”)

Notification of proposed admission to the Main Market and cancellation of trading on AIM

London, New York, 17 December 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announces it has applied to list its ordinary shares (“Ordinary Shares”) on the standard listing segment of the Official List of the Financial Conduct Authority (“FCA”) (the “Official List”) and admission to trading on the London Stock Exchange plc’s (the “London Stock Exchange”) main market (“Main Market”) for listed securities (together, “Admission”). The Board has taken this decision as it believes that a standard listing will afford Tiziana greater flexibility in pursuing its strategy as an international company.

Pursuant to AIM Rule 41 of the AIM Rules for Companies, the Company hereby gives notice of the intended cancellation of trading of its Ordinary Shares on the AIM market of the London Stock Exchange (“AIM”).

Admission will be through an introduction of the existing Ordinary Shares. The Company will not be issuing new shares in conjunction with the proposed Admission or the publication of the related prospectus. It is expected that the Company will publish its prospectus in connection with Admission on 18 December 2020 and it is anticipated that the Ordinary Shares will be admitted to the Official List, commence trading on the Main Market and simultaneously trading will be cancelled on AIM on 21 January 2021 at 07:00 am (being at least 20 business days after this announcement). The Company’s shares will continue to be registered with their existing ISIN number GB00BKWNZY55 and SEDOL number BKWNZY5. The Company’s ticker symbol will continue to be TILS. The process has taken longer than expected due to circumstances beyond the control of the Company.

The prospectus will, when issued, be made available on the Company’s website at www.tizianalifesciences.com, and will be available for inspection at the offices of Orrick, Herrington & Sutcliffe (UK) LLP, 107 Cheapside, London, EC2V 6DN between the hours of 9.30 am and 5.30 pm on any Business Day (subject to current COVID restrictions).

The Company’s existing shareholders should consult their own tax advisers as to the tax implications of the Company’s proposed move to the Main Market.

Further announcements will be made in due course.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. The person who arranged for the release of this announcement on behalf of the Company was Dr Kunwar Shailubhai, Chief Executive Officer and Chief Scientific Officer of the Company.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ’anticipates,‘ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880

Optiva Securities Limited (Broker) Robert Emmet	+44 (0)20 3981 4173

United States Investors:

Dave Gentry RedChip Companies Inc.	Office 1 800 RED CHIP (733 2447) Cell 407-491-4498 (USA) dave@redchip.com